UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2007.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to
Commission file number: 0-1502
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
AMERICAN GREETINGS RETIREMENT
PROFIT SHARING AND SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AMERICAN GREETINGS CORPORATION
ONE AMERICAN ROAD
CLEVELAND, OHIO 44144

REQUIRED INFORMATION
The following financial statements are being furnished for the American Greetings Retirement Profit Sharing and Savings Plan (the “Plan”):
1.	Audited statement of net assets available for benefits as of December 31, 2007 and 2006.

2.	Audited statement of changes in net assets available for benefits for the years ended December 31, 2007 and 2006.
EXHIBITS
Exhibit No.
23                Consent of Independent Registered Public Accounting Firm

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN GREETINGS RETIREMENT PROFIT SHARING AND SAVINGS PLAN
June 27, 2008	By:	/s/ Stephen J. Smith
		Name:	Stephen J. Smith
		Title:	Retirement Advisory Committee Member

American Greetings
Retirement Profit Sharing and Savings Plan
Audited Financial Statements
and Supplemental Schedule
Years Ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm
The Retirement Advisory Committee of the American Greetings
  Retirement Profit Sharing and Savings Plan
Cleveland, Ohio
We have audited the accompanying statement of net assets available for benefits of American Greetings Retirement Profit Sharing and Savings Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Cleveland, Ohio
June 24, 2008

American Greetings
Retirement Profit Sharing and Savings Plan
Statement of Net Assets Available for Benefits

	December 31,
	2007	2006
Assets
Investments, at fair value	$745,777,814	$735,343,930
Participant loans	3,222,012	2,068,331

Contributions receivable:
Employer	9,684,314	11,296,454
Participants	79,298	71,438

Total contributions receivable	9,763,612	11,367,892

Net assets available for benefits	$758,763,438	$748,780,153

See notes to financial statements.

American Greetings
Retirement Profit Sharing and Savings Plan
Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2007	2006
Additions
Investment income:
Net appreciation in fair value of investments	$12,816,606	$43,390,084
Interest and dividends	38,986,140	34,826,160
Contributions:
Participants	17,837,323	18,183,943
Employer	9,684,314	11,296,454
Rollovers	830,387	743,898

Total additions	80,154,770	108,440,539

Deductions
Benefits paid directly to participants	70,113,491	66,231,434
Administrative expenses	57,994	59,486

Total deductions	70,171,485	66,290,920

Net increase	9,983,285	42,149,619
Net assets available for benefits at beginning of year	748,780,153	706,630,534

Net assets available for benefits at end of year	$758,763,438	$748,780,153

See notes to financial statements.

American Greetings
Retirement Profit Sharing and Savings Plan
Notes to Financial Statements
Years Ended December 31, 2007 and 2006
1. Description of Plan
The following description of the American Greetings Retirement Profit Sharing and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering substantially all full-time, nonunion employees and certain union employees of American Greetings Corporation (the “Corporation” and “Plan Sponsor”) and its domestic subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions
Historically, the Corporation annually contributed 8% of its consolidated domestic pretax profits, excluding gains and losses from capital assets, intercompany dividends and foreign currency transactions, to the Plan. At the option of the Corporation, the Corporation may choose to contribute a lesser amount or additional discretionary amounts may be contributed. Contributions of $5,163,342 and $2,451,343 were made by the Corporation in 2007 and 2006, respectively, based on the Corporation’s pretax profits for its fiscal years ended February 29, 2008 and February 28, 2007, respectively. The Corporation made a discretionary contribution of $4,300,000 in 2006.
Participants may contribute 1% to 50% of pretax annual compensation (“401(k) contributions”) or after-tax annual compensation (“Roth contributions”) to the Plan, as defined in the Plan. The Corporation may restrict individual contributions below 50% in order to meet certain governmental limitations. The Corporation annually contributes 40% of the first 6% of pretax and/or after-tax annual compensation that a participant contributes to the Plan, provided that the Corporation achieves certain predetermined financial goals. The Corporation’s matching contribution was $4,520,972 and $4,545,111 in 2007 and 2006, respectively. All contributions are invested in accordance with the participants’ investment elections.
Participants direct the investment of their accounts, together with their share of the Corporation’s annual contributions, in increments of 1% to any of the investment options offered under the Plan.

American Greetings
Retirement Profit Sharing and Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Participant Accounts and Vesting
Each participant’s account is credited with the participant’s 401(k) contributions, Roth contributions and allocations of (a) the Corporation’s profit sharing contribution and 401(k) matching contribution and (b) Plan earnings and is charged with allocations of administrative expenses. Allocations are based on participant compensation, participant elections or account balances, as defined. Individuals who have retired or terminated employment with the Corporation do not participate in the Corporation’s future contributions to the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Participants are immediately vested in both their and the Corporation’s contributions, plus actual earnings thereon.
Participant Loans
Participants may borrow against their elected deferred 401(k) contribution, Roth contribution or rollover contribution accounts, a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (or less if a participant had an outstanding Plan loan in the prior 12 months) or 50% of their account balance. Loan terms range from six to 60 months, or a reasonable period of time not to exceed 20 years for loans used for the purchase of a participant’s primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate of prime plus one percent at the time of the loan origination. Principal and interest are paid ratably through monthly payroll deductions.
Payment of Benefits
At the time of a participant’s retirement or termination of service, the participant may elect to receive a lump sum payment, to be paid in monthly, quarterly or annual installments, or rollover their distribution to an individual retirement account or other eligible plan.
Plan Termination
Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the assets of the Plan will be distributed to the participants on the basis of individual account balances at the date of termination.

American Greetings
Retirement Profit Sharing and Savings Plan
Notes to Financial Statements (continued)
2. Summary of Accounting Policies
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The common shares of the Corporation are valued at the last reported sales price of the Corporation’s Class A common shares on the last business day of the Plan year. The participant loans are valued at their outstanding balances, which approximate fair value.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Recent Accounting Pronouncement
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurements. SFAS 157 provides a definition of fair value, establishes a framework for measuring fair value and requires expanded disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities and for fiscal years beginning after November 15, 2008 for non-financial assets and liabilities. The Plan administrator is currently evaluating the impact that SFAS 157 will have on the Plan’s financial statements upon adoption.

American Greetings
Retirement Profit Sharing and Savings Plan
Notes to Financial Statements (continued)
3. Investments
The Plan’s investments are held by Vanguard Fiduciary Trust Company, Trustee of the Plan. The fair value of individual investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31,
	2007	2006
Vanguard 500 Index Fund Investor Shares	$127,486,659	$133,338,386
Vanguard PRIMECAP Fund Investor Shares	202,899,290	205,391,122
Vanguard Wellington Fund Investor Shares	65,998,938	66,173,313
Vanguard Windsor II Fund Investor Shares	41,329,845	41,319,286
Vanguard Prime Money Market Fund	71,284,970	68,105,248
JPMorgan Core Bond Select Fund	104,004,807	104,230,764
During the years ended December 31, 2007 and 2006, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	2007	2006
Registered investment companies	$16,033,982	$41,133,919
Common shares of American Greetings Corporation	(3,217,376)	2,256,165

Net appreciation in fair value of investments	$12,816,606	$43,390,084

4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (the “IRS”) dated December 9, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance, in all material respects, with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

American Greetings
Retirement Profit Sharing and Savings Plan
Notes to Financial Statements (continued)
5. Transactions With Parties in Interest
The Plan held 978,092 Class A common shares of the Corporation at December 31, 2007, with a fair value of $19,855,268 (178,402 Class A common shares and 900,000 Class B common shares at December 31, 2006, with a combined fair value of $25,741,456). Class B common shares are not publicly traded, but, in accordance with the Corporation’s Articles of Incorporation, are valued based on the closing price of the Corporation’s Class A common shares as reported on the New York Stock Exchange. The Class B common shares held at December 31, 2006 were sold to the Corporation during 2007, as it was determined that the company stock fund should consist solely of Class A common shares to facilitate participant transactions. The proceeds were used by the trustee to purchase Class A common shares in the open market. Dividend income on the Corporation’s common shares of $361,905 and $338,135 was recognized in 2007 and 2006, respectively.
The Plan invests in shares of mutual funds managed by an affiliate of the Trustee. Accounting, legal and certain other administrative fees are paid by the Corporation. All other expenses of the Plan are paid by the Plan. Investment advisory fees for portfolio management of Vanguard Funds are paid directly from individual fund earnings.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
7. Reconciliation of Financial Statements to Form 5500
Upon an event of default in a participant loan, to the extent a distribution to the participant is not permissible under the Plan, the amount due to the Plan on account of the loan will be treated as a deemed distribution. A loan that is a deemed distribution is treated as a distribution on Form 5500 and removed from Plan assets on Form 5500. However, in the Plan financial statements, and in accordance with the Plan, such deemed distributions remain part of the participant’s account balance until a distributable event occurs for the participant.

American Greetings
Retirement Profit Sharing and Savings Plan
Notes to Financial Statements (continued)
7. Reconciliation of Financial Statements to Form 5500 (continued)
The following schedules reconcile participant loans and net assets available for benefits per the financial statements at December 31, 2007 to Form 5500:

Participant loans per the financial statements	$3,222,012
Less: Certain deemed distributions of participant loans	(8,452)

Participant loans per Form 5500	$3,213,560

Net assets available for benefits per the financial statements	$758,763,438
Less: Certain deemed distributions of participant loans	(8,452)

Net assets available for benefits per Form 5500	$758,754,986

The following is a reconciliation of the increase in net assets per the financial statements for the year ended December 31, 2007 to Form 5500 net income:

Net increase per the financial statements	$9,983,285
Less: Certain deemed distributions of participant loans	(8,452)

Net income per Form 5500	$9,974,833

The following is a reconciliation of total deductions per the financial statements for the year ended December 31, 2007 to Form 5500 total expenses:

Total deductions per the financial statements	$70,171,485
Add: Certain deemed distributions of participant loans	8,452

Total expenses per Form 5500	$70,179,937

American Greetings
Retirement Profit Sharing and Savings Plan
EIN #34-0065325     Plan #001
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2007

	Description of
	Investment Including
	Maturity Date,
Identity of Issue, Borrower,	Rate of Interest,	Current
Lessor, or Similar Party	Par, or Maturity Value	Value

Value of interest in registered investment companies
JPMorgan Core Bond Select Fund	9,630,075 shares	$104,004,807
*Vanguard 500 Index Fund Investor Shares	943,298 shares	127,486,659
*Vanguard PRIMECAP Fund Investor Shares	2,816,090 shares	202,899,290
*Vanguard Wellington Fund Investor Shares	2,023,266 shares	65,998,938
*Vanguard Prime Money Market Fund	71,284,970 shares	71,284,970
*Vanguard Target Retirement 2005 Fund	565,037 shares	6,791,742
*Vanguard Target Retirement 2010 Fund	50,383 shares	1,161,843
*Vanguard Target Retirement 2015 Fund	992,698 shares	12,964,634
*Vanguard Target Retirement 2020 Fund	34,134 shares	801,131
*Vanguard Target Retirement 2025 Fund	599,938 shares	8,231,147
*Vanguard Target Retirement 2030 Fund	15,639 shares	373,155
*Vanguard Target Retirement 2035 Fund	274,208 shares	4,008,928
*Vanguard Target Retirement 2040 Fund	12,711 shares	302,143
*Vanguard Target Retirement 2045 Fund	143,622 shares	2,167,260
*Vanguard Target Retirement 2050 Fund	8,799 shares	209,942
*Vanguard Target Retirement Income Fund	318,355 shares	3,543,288
*Vanguard Windsor II Fund Investor Shares	1,322,132 shares	41,329,845
*Vanguard Wellesley Income Fund Investor Shares	900,229 shares	19,642,992
*Vanguard International Growth Fund Investor Shares	1,364,460 shares	33,865,891
*Vanguard Extended Market Index Fund Investor Shares	472,648 shares	18,853,941

Total value of interest in registered investment companies		725,922,546

Employer-related investments
*American Greetings Corp. Class A Common Shares	978,092 shares	19,855,268

Total employer-related investments		19,855,268

*Loans to participants	5.0% to 10.5%,
	various maturity dates	3,222,012

		$748,999,826

*	Indicates party in interest to the Plan.